===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K


  /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                       OR

  / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM _____________ TO ___________

Commission file number 0-14190 ___________________________________________

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                              5929 COLLEGE AVENUE
                               OAKLAND, CA 94618

===============================================================================

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION


                                                                                    PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                                     1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits, with Fund Information,
       at December 31, 1994 and 1993                                                2 - 3

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund
       Information, at December 31, 1994 and 1993                                   4 - 5

   Notes to Financial Statements                                                    6 - 9

ADDITIONAL INFORMATION:

   Schedule I - Assets Held for Investment at December 31, 1994                    10 - 17

   Schedule V - Series of Transactions During the Year Ended
       December 31, 1994 in Excess of 5% of the Current Value of
       Plan Assets at December 31, 1993                                              18


Note: Schedules II, III and IV are not presented as they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative
Committee of the
Dreyer's Grand Ice Cream, Inc.
Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits, with fund information, and the related statements of changes in net assets available for plan benefits, with fund information, present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) at December 31, 1994 and 1993, and the changes in net assets available for plan benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and V and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
- -----------------------------
    PRICE WATERHOUSE LLP


San Francisco, California
June 19, 1995

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1994


                              Short Term       Balanced        Equity          Stock      Wells Fargo      Loan
                                 Fund            Fund           Fund           Fund          Fund          Fund            Total
ASSETS

Investments at fair value:
  Corporate debt instruments   $              $   73,532     $  606,193     $             $              $              $   679,725
  Common stock                                 1,376,588      4,419,050        720,225                                    6,515,863
  Interest in pooled funds        315,700        167,100        464,600         39,500     4,026,180                      5,013,080
  U.S. government securities    2,341,105      1,308,393        551,860                                                   4,201,358
  Participant loans                                                                                         899,486         899,486
                               ----------     ----------     ----------     ----------    ----------     ----------     -----------
                                2,656,805      2,925,613      6,041,703        759,725     4,026,180        899,486      17,309,512

Contributions receivable:
  Employee                         30,989         45,558         73,568                       48,316                        198,431
  Employer                        132,813        199,996        373,545        441,816       271,806                      1,419,976
Accrued dividends receivable                                                                  59,334                         59,334
Cash                                   32             79             27              7             2         3,700            3,847
                               ----------     ----------     ----------     ----------    ----------     ---------      -----------

Net assets available for
  Plan benefits                $2,820,639     $3,171,246     $6,488,843     $1,201,548    $4,405,638     $ 903,186      $18,991,100
                               ==========     ==========     ==========     ==========    ==========     =========      ===========

See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1993


                                     Low Risk      Balanced        Equity           Loan
                                       Fund          Fund           Fund            Fund           Total
ASSETS
Investments at fair value:
   Corporate debt instruments      $              $  650,928     $  745,020       $             $ 1,395,948
   Common stock                       500,894      1,955,912      4,969,650                       7,426,456
   Interest in pooled funds         2,205,100        202,800        193,200                       2,601,100
   U.S. government securities         826,791      1,329,911        720,554                       2,877,256
   Participant loans                                                                 605,772        605,772
                                   ----------     ----------     ----------       ----------    -----------
                                    3,532,785      4,139,551      6,628,424          605,772     14,906,532

Contributions receivable:
   Employee                            32,383         42,468         54,658                         129,509
   Employer                           186,051        227,080        393,408                         806,539
Other receivables                      22,524                                                        22,524
Cash                                       78             43             66                             187
                                   ----------     ----------     ----------       ----------    -----------
                                    3,773,821      4,409,142      7,076,556          605,772     15,865,291


LIABILITIES

Other liabilities                                     (8,444)       (14,080)                        (22,524)
                                   ----------     ----------      ---------       ----------    -----------

Net assets available for
  Plan benefits                    $3,773,821     $4,400,698      $7,062,476      $  605,772    $15,842,767
                                   ==========     ==========      ==========      ==========    ===========



See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1994

                                 Short Term    Balanced        Equity           Stock      Wells Fargo     Loan
                                    Fund         Fund           Fund            Fund          Fund         Fund            Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Interest                    $   112,013    $   119,594    $   127,184     $     2,619   $     1,068     $ 57,803    $    420,281
  Dividends                         4,486         40,779        108,775           1,746        69,266                      225,052
  Realized and unrealized
    gains (losses)                (73,890)      (321,213)      (614,790)         19,532        15,588                     (974,773)
                              -----------    -----------    -----------     -----------   -----------     --------    ------------
                                   42,609       (160,840)      (378,831)         23,897        85,922       57,803        (329,440)
Contributions:
  Employee                        610,145        878,127      1,529,872                       353,120                    3,371,264
  Employer                        141,537        194,885        369,028         441,816       271,806                    1,419,072
  Employee rollovers from
   other qualified plans          100,159        121,613        113,404                        19,333                      354,509
                              -----------    -----------    -----------     -----------   -----------     ---------   ------------
    Total additions               894,450      1,033,785      1,633,473         465,713       730,181       57,803       4,815,405
                              -----------    -----------    -----------     -----------   -----------     ---------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                641,272        479,239        318,416           2,239        27,241       17,634       1,486,041
  Administrative expenses          33,706         47,400         84,997           3,133        11,795                      181,031
                              -----------    -----------    -----------     -----------   -----------     ---------   ------------
    Total deductions              674,978        526,639        403,413           5,372        39,036       17,634       1,667,072
                              -----------    -----------    -----------     -----------   -----------     ---------   ------------

Net increase                      219,472        507,146      1,230,060         460,341       691,145       40,169       3,148,333

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
Beginning of year               3,773,821      4,400,698      7,062,476                                    605,772      15,842,767
Transfers                      (1,172,654)    (1,736,598)    (1,803,693)        741,207     3,714,493      257,245
                              -----------    -----------    -----------     -----------   -----------    ---------    ------------
End of year                   $ 2,820,639    $ 3,171,246    $ 6,488,843     $ 1,201,548   $ 4,405,638    $ 903,186    $ 18,991,100
                              ===========    ===========    ===========     ===========   ===========    =========    ============


See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1993


                                          Low Risk       Balanced        Equity          Loan
                                            Fund           Fund           Fund           Fund          Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
   Interest                             $  121,350     $  122,370     $  110,722       $   40,576     $   395,018
   Dividends                                 9,889         38,570         86,915                          135,374
   Realized and unrealized
     gains (losses)                        (20,322)        (7,642)        57,774                           29,810
                                        ----------     ----------     ----------       ----------     -----------
                                           110,917        153,298        255,411           40,576         560,202
Contributions:
   Employee                                638,271        776,195      1,246,636                        2,661,102
   Employer                                186,051        227,080        393,408                          806,539
   Employee rollovers from
    other qualified plans                  239,156         47,700         43,109                          329,965
                                        ----------     ----------     ----------       ----------     -----------

     Total additions                     1,174,395      1,204,273      1,938,564           40,576       4,357,808
                                        ----------     ----------     ----------       ----------     -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit payments                        326,352        330,133        353,165                        1,009,650
   Administrative expenses                  33,718         47,982         61,928                          143,628
                                        ----------     ----------     ----------       ----------     -----------

     Total deductions                      360,070        378,115        415,093                        1,153,278
                                        ----------     ----------     ----------       ----------     -----------

Net increase                               814,325        826,158      1,523,471           40,576       3,204,530

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                        3,203,436      3,785,088      5,215,076          434,637      12,638,237
Transfers                                 (243,940)      (210,548)       323,929          130,559
                                        ----------     ----------     ----------       ----------     -----------

End of year                             $3,773,821     $4,400,698     $7,062,476       $  605,772     $15,842,767
                                        ==========     ==========     ==========       ==========     ===========




See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL

     The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). The Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Imperial Trust Company (the Trustee). Watson Wyatt provides record keeping and consultation services and an investment manager provides investment advisory services. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     ELIGIBILITY

     Individuals who are not employed under the terms of a collective bargaining agreement are eligible to participate in the Plan on the next "entry date" following their commencement date of employment. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

     EMPLOYEE CONTRIBUTIONS

     In order to participate in the Plan, each participant is required to contribute at least 2% of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10% of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

     EMPLOYER CONTRIBUTIONS

     The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with fewer than ten years of service. An eligible participant is defined as an eligible employee who was employed by the Company during the Plan year or who retired, died or was disabled during the Plan year.

     ROLLOVER CONTRIBUTIONS

     Subject to the terms of the Plan, the Committee may authorize the Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

     PARTICIPANT ACCOUNT VALUATION

     Until July 1, 1994, each participant's account was valued as of June 30 and December 31 of each calendar year with the current value as of December 31 used for financial statement purposes. Effective July 1, 1994, each participant's account is valued quarterly as of March 31, June 30, September 30 and December 31. The valuation is based on all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous valuation date.

     PLAN BENEFITS

     Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100% of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

     A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

     The Plan has a flexible investment policy in which the participant can choose to invest his or her account balance in one or all of a variety of investment funds. The participants' accounts are credited for the return on their investment in proportion to their investment in the respective fund within the Plan.

     During 1993, the Plan offered three investment options, a low-risk fund, a balanced fund, and an equity fund. Effective July 1, 1994, the Plan offers five investment options, a short-term investment fund (formerly the low-risk fund), a balanced fund, an equity fund, a stock fund (comprised of the Company's common stock) and a Wells Fargo Fund.

     VESTING

     After completion of two years of service, participants are entitled to twenty percent (20%) of the final balance of their Company account. For each full year of service thereafter, participants vest an additional fifteen percent (15%) of their Company account. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

     PARTICIPANT LOANS

     The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     Participant loans, which bear interest at the prime rate plus 2%, are due within five years and are secured by the participant's interest in the balance of his or her account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The accompanying financial statements have been prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

     INVESTMENTS AND INVESTMENT INCOME
     The Plan's assets are valued at the last quoted sales price on the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized appreciation or depreciation for the period is included in the statement of changes in net assets available for plan benefits, with fund information, in the period during which the market value change occurs.

     EXPENSES OF THE PLAN
     The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not settled within 60 days by the Company.

3.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of
     Section 4044 of ERISA.

4.   RECONCILIATION TO FORM 5500

     The other receivable and other liability amounts presented in the December 31, 1993 statement of net assets available for plan benefits, with fund information, are combined and presented as other receivables in the Plan's 1994 and 1993 Form 5500 filings.

     Net assets allocable to terminated employees totaled $6,729 and $42,937 at December 31, 1994 and 1993, respectively. These amounts have been presented as liabilities of the Plan on the Plan's Form 5500 filing, in accordance with the Form's instructions.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.   TAX STATUS OF THE PLAN

     During 1986, the Committee received a favorable determination letter from the Internal Revenue Service (IRS) as to the qualified status of the Plan. In March 1995, the Committee requested a favorable determination letter from the IRS which incorporates amendments adopted subsequent to the 1986 determination letter. The Committee is of the opinion that the Plan, together with certain amendments adopted subsequent to receipt of the 1986 determination letter, continues to fulfill the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994                     SCHEDULE I


SHORT TERM FUND

                                                                Number of
                                                                Shares or        Cost of          Current
Identity of Issue                 Description of Investment     Face Value        Asset            Value
Interest in Pooled Funds
- ------------------------
  SEI Liquid Asset Trust          Treasury portfolio              315,700      $  315,700       $  315,700
                                                                               ----------       ----------
U.S.Government Securities
- -------------------------
  U.S. Treasury Bills             DTD 9/1/94, 3/2/95              400,000         390,049          396,316
  U.S. Treasury Bills             DTD 12/8/94, 6/8/95             500,000         484,025          486,290
  U.S. Treasury Bills             DTD 2/23/95, 8/24/95            500,000         477,366          478,505
  U.S. Treasury Bills             DTD 12/15/94, 12/14/95          300,000         279,550          280,428
  U.S. Treasury Notes             7.625%, 12/31/94
                                  DTD 12/31/90                    700,000         713,562          699,566
                                                                               ----------       ----------
                                                                               $2,344,552       $2,341,105
                                                                               ----------       ----------
Short Term Fund Total                                                          $2,660,252       $2,656,805
                                                                               ==========       ==========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994         SCHEDULE I (CONTINUED)


BALANCED FUND

                                                                Number of
                                                                Shares or        Cost of         Current
Identity of Issue                 Description of Investment     Face Value        Asset           Value
Corporate Debt Instruments
- --------------------------
  J. P. Morgan & Co. Inc.         7.625%,11/15/98
                                  DTD 11/15/91                    75,000       $   81,438       $   73,532
                                                                               ----------       ----------
Common Stock
- ------------
  AT&T Corp.                      Class A                            900       $   48,028       $   45,225
  Abbot Laboratories              Class A                          1,600           45,096           52,200
  Alfac Corp.                     Class A                          1,500           46,218           48,000
  Albertsons                      Class A                          1,900           40,955           55,100
  Allied Signal Inc.              Class A                          1,400           51,210           47,600
  American Int'l Group            Class A                            500           44,261           49,000
  Boeing Company                  Class A                          1,100           48,292           51,700
  Coca-Cola Company               Class A                            800           32,673           41,200
  Colgate Palmolive Company       Class A                            800           39,431           50,700
  Echlin Inc.                     Class A                          1,300           42,597           39,000
  Emerson Electric Company        Class A                            500           26,609           31,188
  Enron Corp.                     Class A                          1,600           51,679           48,800
  Federal Home Loan Mtg.          Class A                            300           17,768           15,150
  Federal Nat'l Mortgage Assn.    Class A                            200           17,262           14,575
  Franklin Res. Inc.              Class A                            800           31,299           28,500
  General Electric Company        Class A                          1,100           43,829           56,100
  Intel Corp.                     Class A                            500           31,246           31,938
  Johnson & Johnson               Class A                            900           48,118           49,275
  Kimberly Clark Corp.            Class A                            700           36,522           35,263
  Motorola Inc.                   Class A                            900           46,130           52,200
  Newell Cos. Inc.                Class A                          1,600           28,100           33,600
  Nucor Corp.                     Class A                            600           39,186           33,225
  Omnicom Group, Inc.             Class A                            700           34,031           36,225
  J. C. Penney Company            Class A                          1,100           55,028           49,087
  Pepsico, Incorporated           Class A                          1,400           45,184           50,750
  Phelps Dodge                    Class A                            600           37,011           37,125
  Proctor & Gamble                Class A                            700           38,193           43,400
  Royal Dutch Def. New            Class A                            500           50,932           53,875
  Schering Plough                 Class A                            500           32,467           37,000
  Service Corporation Int'l       Class A                          1,400           36,339           38,850
  State Str. Boston Corp.         Class A                          1,100           26,914           31,487
  Telefonos De Mexico             Class A                            900           55,328           36,900
  Walgreen Co.                    Class A                          1,200           40,521           52,350
                                                                               ----------       ----------
                                                                               $1,308,457       $1,376,588
                                                                               ----------       ----------

Interest in Pooled Funds
- ------------------------
  SEI Liquid Asset Trust          Treasury portfolio             167,100       $  167,100       $  167,100
                                                                               ----------       ----------

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994         SCHEDULE I (CONTINUED)


BALANCED FUND, CONTINUED

                                                                Number of
                                                                Shares or        Cost of         Current
Identity of Issue                 Description of Investment     Face Value        Asset           Value
U.S. Government Securities
- --------------------------
  Fed. Home Loan Bank             5.040%, 8/20/98                200,000       $  198,500       $  180,938
                                  DTD 8/20/93
  Fed. Home Loan Mtg. Corp.       9/20/00                        200,000          176,438          173,316
                                  DTD 9/20/93
  Fed. Home Loan Mtg. Corp.       6.350%, 3/7/01                 200,000          182,312          180,000
                                  DTD 3/7/94
  Fed. Nat'l Mtg. Assn.           6.850%, 4/5/04                 200,000          198,300          182,438
  Fed. Nat'l Mtg. Assn.           7.000%, 8/12/02                200,000          185,937          183,438
                                  DTD 8/10/92
  Fed. Nat'l Mtg. Assn.           0.000%, 12/10/04               200,000          199,844          197,750
                                  DTD 12/12/94
  FFCB Notes                      5.100%,3/10/98                 150,000          148,875          138,150
  U.S. Treasury Notes             9.000%, 5/15/98                 70,000           73,041           72,363
                                                                               ----------       ----------
                                                                               $1,363,247       $1,308,393
                                                                               ----------       ----------
Balanced Fund Total                                                            $2,920,242       $2,925,613
                                                                               ==========       ==========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994         SCHEDULE I (CONTINUED)


EQUITY FUND

                                                                Number of
                                                                Shares or       Cost of          Current
Identity of Issue                 Description of Investment    Face Value        Asset            Value
Corporate Debt Instruments
- --------------------------
  BP Amer. Inc.                   9.875%, 3/15/04                200,000       $  230,468       $  219,216
  General Electric Cap. Corp.     8.750%, 5/21/07                150,000          171,540          155,367
  Merrill Lynch & Co. Inc.        8.000%, 6/1/07                 100,000          111,347           93,436
                                  DTD 6/1/92
  Standard Cr. Card Master        7.250%, 4/7/08                 150,000          145,781          138,174
                                                                               ----------       ----------
                                                                               $  659,136       $  606,193
                                                                               ----------       ----------
Common Stock
- ------------
  AT&T Corp.                      Class A                          2,800       $  150,752       $  140,700
  Abbott Laboratories             Class A                          5,300          153,318          172,912
  Alfac Corp.                     Class A                          4,600          141,693          147,200
  Albertsons                      Class A                          6,000          139,632          174,000
  Allied Signal Inc.              Class A                          4,500          164,520          153,000
  American Int'l Group            Class A                          1,800          156,482          176,400
  Boeing Company                  Class A                          3,300          145,078          155,100
  Coca-Cola Company               Class A                          2,600          105,341          133,900
  Colgate Palmolive Company       Class A                          2,800          153,755          177,450
  Echlin Incorporated             Class A                          4,400          142,341          132,000
  Emerson Electric Company        Class A                          1,600           83,835           99,800
  Enron Corp.                     Class A                          5,200          166,672          158,600
  Fed. Home Loan Mtg.             Class A                            900           53,304           45,450
  Fed. Nat'l Mtg. Assn.           Class A                            600           51,786           43,725
  Franklin Res. Inc.              Class A                          3,000          117,372          106,875
  General Electric Company        Class A                          3,300          142,034          168,300
  Intel Corporation               Class A                          1,400           87,148           89,425
  Johnson & Johnson               Class A                          2,900          155,323          158,775
  Kimberly Clark Corporation      Class A                          2,100          115,034          105,787
  Motorola Incorporated           Class A                          2,900          150,065          168,200
  Newell Cos Inc.                 Class A                          4,800           88,285          100,800
  Nucor Corp.                     Class A                          1,800          117,558           99,675
  Omnicom Group, Inc.             Class A                          2,300          111,840          119,025
  J.C. Penney Company             Class A                          3,500          171,095          156,188
  PepsiCo Incorporated            Class A                          4,900          168,692          177,625
  Phelps Dodge                    Class A                          1,900          117,202          117,563
  Proctor & Gamble Company        Class A                          2,100          109,400          130,200
  Royal Dutch Pet New             Class A                          1,500          153,577          161,625
  Schering Plough                 Class A                          1,700          110,390          125,800
  Service Corporation Int'l       Class A                          4,500          116,721          124,875
  State Str. Boston Corp.         Class A                          3,800          109,597          108,775
  Telefonos De Mexico             Class A                          2,800          171,259          114,800
  Walgreen Co.                    Class A                          4,000          144,214          174,500
                                                                               ----------       ----------
                                                                               $4,265,315       $4,419,050
                                                                               ----------       ----------

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994         SCHEDULE I (CONTINUED)


EQUITY FUND, CONTINUED

                                                                Number of
                                                                Shares or       Cost of          Current
Identity of Issue                 Description of Investment    Face Value        Asset            Value
Interest in Pooled Funds
- ------------------------
  SEI Liquid Asset Trust          Treasury portfolio             464,600       $  464,600       $  464,600
                                                                               ----------       ----------

U.S. Government Securities
- --------------------------
  Fed. Nat'l Mtg. Assn.           6.850%,4/5/04                  200,000       $  198,300       $  182,438
  Fed. Home Loan Mortgage         6.550%,4/2/03                  100,000           99,844           88,969
  U.S. Treasury Bonds             10.750%,8/15/05                150,000          177,516          180,234
  U.S. Treasury Notes             7.875%,8/15/01                 100,000          107,312          100,219
                                                                               ----------       ----------
                                                                               $  582,972       $  551,860
                                                                               ----------       ----------
Equity Fund Total                                                              $5,972,023       $6,041,703
                                                                               ==========       ==========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994         SCHEDULE I (CONTINUED)


STOCK FUND

                                                                Number of
                                                                Shares or       Cost of          Current
Identity of Issue                 Description of Investment    Face Value        Asset            Value
Common Stock
- ------------
Dreyer's Grand Ice Cream, Inc.    Class A                         29,100        $702,417        $720,225
                                                                                --------        --------

Interest in Pooled Funds
- ------------------------
SEI Liquid Asset Trust            Treasury Portfolio              39,500        $ 39,500        $ 39,500
                                                                                --------        --------
Stock Fund Total                                                                $741,917        $759,725
                                                                                ========        ========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994         SCHEDULE I (CONTINUED)


WELLS FARGO FUND

                                                                Number of
                                                                Shares or       Cost of          Current
Identity of Issue                 Description of Investment    Face Value        Asset            Value
Interest in Pooled Funds
- ------------------------
Wells Fargo Inc. S&P              Mutual funds                   395,888       $4,011,398       $4,026,180
500 Stock Fund                                                                 ----------       ----------

Wells Fargo Fund Total                                                         $4,011,398       $4,026,180
                                                                               ==========       ==========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994         SCHEDULE I (CONTINUED)


LOAN FUND

                                                                Number of
                                                                Shares or       Cost of          Current
Identity of Issue                 Description of Investment    Face Value        Asset            Value
Participant loans                 8% to 10.5%,
                                  due 6/28/96
                                  through 11/28/99                             $                $   899,486
                                                                               -----------      -----------
Loan Fund Total                                                                $                $   899,486
                                                                               ===========      ===========

Total Assets Held for Investment at December 31, 1994                          $16,305,832      $17,309,512
                                                                               ===========      ===========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

SERIES OF TRANSACTIONS DURING THE YEAR ENDED
DECEMBER 31, 1994 IN EXCESS OF 5% OF THE CURRENT
VALUE OF PLAN ASSETS AT JANUARY 1, 1993                             SCHEDULE V


                                                                                                         Current
                                                 Number                                  Cost of         Value on        Realized
    Party                 Description              of         Purchase     Selling       Asset         Transaction         Gain/
  Involved                 of Asset           Transactions     Price        Price       Disposed           Date           (Loss)
Imperial Trust Co.   SEI Liquid Asset Trust -
                       treasury                    302      $17,867,700                                 $17,867,700       $
Imperial Trust Co.   U.S. Treasury Bills             8        4,242,244                                   4,242,244
Imperial Trust Co.   Dreyer's Grand Ice
                       Cream, Inc.                  27          753,362                                     753,362
Imperial Trust Co.   Wells Fargo S&P 500
                       Stock Fund                   13        4,068,716                                   4,068,716
Imperial Trust Co.   SEI Liquid Asset Trust -
                       treasury                    231                    $19,580,213    $19,581,900     19,580,213        (1,687)
Imperial Trust Co.   U.S. Treasury Bills             5                      1,628,448      1,635,515      1,628,448        (7,067)
Imperial Trust Co.   Dreyer's Grand Ice
                       Cream, Inc.                   2                         52,668         50,945         52,668         1,723
Imperial Trust Co.   Wells Fargo S&P 500
                       Stock Fund                    7                         58,123         57,317         58,123           806

                                   SIGNATURES


  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    DREYER'S GRAND ICE CREAM, INC.
                                    SAVINGS PLAN

Date:  June 29, 1995                By: /s/ William C. Collett
                                        -------------------------------
                                        William C. Collett
                                    Member of Dreyer's Grand Ice Cream, Inc.
                                    Savings Plan Administrative Committee,
                                    as Plan Administrator





                                    By: /s/ Jeffrey R. Shields
                                        --------------------------------
                                        Jeffrey R. Shields
                                    Member of Dreyer's Grand Ice Cream, Inc.
                                    Savings Plan Administrative Committee,
                                    as Plan Administrator

                              INDEX TO EXHIBITS



Exhibit
Number            Description
- -------    -------------------------------

23         Consent of Price Waterhouse LLP